United States
Securities and Exchange Commission
Washington, DC. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
CFS Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
12525D102
(CUSIP Number)
October 9, 2007
(Date of Event Which Requires Filing of this Statement)
Check the box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)
☑ Rule 13d-l(c)
☐ Rule 13d-l(d)

CUSIP No.	12525D102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FBOP Corporation Cottonwood Holdings, Inc. (Wholly-owned subsidiary of FBOP Corporation)

2	Check the Appropriate BOX if a Member of a Group (See Instructions). Not Applicable.
	(a):
	(b):

3	SEC Use Only

4	Citizenship or Place Organization

	Illinois (for both FBOP Corporation and Cottonwood Holdings, Inc.)

	5	Sole Voting Power

Number of		575,402

Shares	6	Shared Voting Power
Beneficially
Owned by		0

Each	7	Sole Dispositive Power
Reporting
Person		575,402

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	FBOP Corporation 561,250 Cottonwood Holdings, Inc. 14,152

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	Not Applicable

11	Percent of Class Represented by Amount in Row (9)

	5.32%

12	Type of Reporting Person (See Instructions)

	FBOP Corporation -- Parent Holding Company (HC) Cottonwood Holdings, Inc. -- Corporation (CO)

Item 1(a). Name of Issuer
CFS Bancorp, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
707 Ridge Road
Munster, Indiana 46321
Item 2(a). Name of Person Filing
FBOP Corporation
Cottonwood Holdings, Inc.
Item 2(b). Address of Principal Business Office or, if none, Residence
11 W. Madison Street
Oak Park, IL 60302
Item 2(c). Citizenship
Illinois
Item 2(d). Title of Class of Securities
Common Stock
Item 2(e). CUSIP Number
12525D102
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	575,402

(b)	Percent of class:	5.32%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

575,402

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of

575,402

	(iv)	Shared power to dispose or to direct the disposition of

0
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
n/a
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
n/a
Item 8. Identification and Classification of Members of the Group:
FBOP Corporation
Cottonwood Holdings, Inc. is a wholly-owned subsidiary of FBOP Corporation.
Item 9. Notice of Dissolution of Group:
n/a

Item 10. Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2007

Date

FBOP Corporation.

By:	/s/ Michael F. Dunning
Michael F. Dunning
Executive Vice President — Chief Financial Officer

Cottonwood Holdings, Inc.

By:	/s/ William M. Ramette
William M. Ramette
President

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